05005247

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

SUPPL

RECEIVED
2005 JAN 14 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 4, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a revised Notice of Meeting. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

PROCESSED
JAN 21 2005
THOMSON
FINANCIAL

1/18

SASKATCHEWAN WHEAT POOL
(the "Company")

NOTICE OF ANNUAL MEETING
OF THE HOLDERS OF CLASS "B" NON-VOTING SHARES
(Class "B" Shareholders)

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Class "B" Shareholders of the Company will be held on Thursday, January 27, 2005, at the Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan, commencing at 9:00 a.m. C.S.T., for the following purpose:

> To receive the Annual Report and the consolidated financial statements of the Company for the fiscal year ended July 31, 2004, together with the report of the Auditors thereon.

DATED at Regina, Saskatchewan this 29th day of December 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Ray Dean
General Counsel/Corporate Secretary

Note: The Class "B" Shareholders are entitled to receive notice of, attend and speak at this meeting. They are, however, not entitled to vote unless their rights are affected in the special circumstances outlined in s. 12(5) of *The Saskatchewan Wheat Pool Act, 1995*. There are no such special circumstance coming before this meeting.

When registering for the Class "B" meeting, non-registered shareholders will be required to sign a declaration confirming Class "B" share ownership.

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